October 7, 2005

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Solitron Devices, Inc.
                  Form 10-KSB for year ended February 28, 2005
                  Filed June 16, 2005
                  File No. 001-04978

         On behalf of Solitron Devices, Inc. (the "Company"), we hereby respond to the Commission Staff's comment letter dated September 21, 2005 regarding the Company's Form 10-KSB for the year ended February 28, 2005 (the "Form 10-KSB").

         Please note that for the Staff's convenience we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

Form 10-KSB for the year ended February 28, 2005

Financial Statements, page 22

Note 1. Summary of Operations and Significant Accounting Policies, page 28

Shipping and Handling, page 28

1. You state that shipping and handling costs billed to customers are recorded in cost of sales as an offset to common freight charges. Please amend, if material, to include these amounts in your revenues in accordance with EITF 00-10, or tell us why the current presentation is appropriate under U.S. GAAP. In the alternative, if the amounts are not material, please revise future filings to comply with EITF 00-10.

         We acknowledge the Staff's comment. Approximately 90% of the Company's customers elect to have their shipping costs charged directly to their account with their shipper. The Company does not charge such customers any shipping and/or handling fees. With respect to the other 10% of customers, the Company charges customers for the amounts that are the actual cost of freight plus a handling charge of $4.00 per shipment. Total shipping and handling charges for the fiscal year ended February 28, 2005 was $5,267, which includes $664 for handling charges. The Company believes that these amounts are not material to net sales or cost of sales and therefore, a restatement of the Company's financial statements is not required at this time. For the fiscal year ended February 28, 2005, the Company's net sales was approximately $8,055,000

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Ms. Kate Tillan
October 7, 2005
Page 2

and cost of sales was approximately $6,347,000. In future filings, the Company will include all shipping and handling charges billed to customers in net sales and all shipping charges incurred by the Company in cost of sales, in accordance with EITF 00-10. The Company will reclassify income statements for all periods presented in future filings with the Commission to comply with EITF 00-10. The Company intends to revise its disclosure of its accounting policy in future filings as follows:

         Shipping and Handling

         Shipping and handling costs billed to customers by the Company are recorded in net sales. Shipping costs incurred by the Company are recorded in cost of sales.


Note 13. Commitments and Contingencies, page 36

2. Please tell us and revise future filings to include a discussion of the six sites listed on page eight, and not only the four sites currently discussed. Also, please provide all of the disclosures required by SFAS 5, SOP 96-1 and SAB Topic 5:Y in future filings with respect to your environmental costs, or tell us why you believe the current disclosure complies. Please show us the significant components of your accrued environmental expenses of $985,000 and reconcile that with your revised disclosure. Tell us and disclose in future filings how you are accounting for the agreement with the U.S. EPA and tell us why. Include a discussion of the accounting for the contingent amounts based upon future earnings.

         (a) We acknowledge the Staff's comment regarding the discussion of the six sites listed on page 8 of the Form 10-KSB. The two additional sites are the City Industries Superfund Site, Orlando, Florida (the "Orlando Site") and the Forty-Third Street Bay Drum Superfund Site, Tampa, Florida (the "Tampa Site"). Previously, USEPA verbally notified the Company that it had informally determined the Company's alleged share of liability at the four sites currently discussed in Note 13. USEPA did not provide estimates regarding the Company's alleged share of liability at the Orlando Site or the Tampa Site and accordingly, the Company did not discuss these sites in Note 13.

         The Company has negotiated a settlement with USEPA to resolve its liability at five of the six sites, including (1) Solitron Microwave Superfund Site, Port Salerno, Florida (the "Port Salerno Site"); (2) Petroleum Products Corporation Superfund Site, Pembroke Park, Florida (this was incorrectly identified as the Florida Petroleum Reprocessors Superfund Site in the Form 10-KSB); (3) the Orlando Site; (4) Casmalia Resources Superfund Site, Santa Barbara, California and (5) Solitron Devices Superfund Site, Riviera Beach, Florida (the "Riviera Beach Site"). The terms and conditions of the Ability-To-Pay Multi-Site Settlement Agreement ("ATP Agreement") require the Company to pay to USEPA (a) the total sum of $75,000 during the first two years from the effective date of the ATP Agreement and (b) $10,000 per year or 5% of the Company's net income above $500,000 per year, whichever is greater, in years three to seven from the effective date of the ATP Agreement. The ATP Agreement provides that, in consideration of the Company's obligations under the ATP Agreement, USEPA covenants not to

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Ms. Kate Tillan
October 7, 2005
Page 3

sue or take administrative action against the Company under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. 9600 et seq. with regard to the five sites. The ATP Agreement was signed by the Company on July 28, 2005, and is now being circulated for signature by USEPA and the United States Department of Justice.

         With respect to the Tampa Site, USEPA recently notified the Company that it does not consider the Company to be a potentially responsible party ("PRP") under CERCLA at the Tampa Site. Therefore, the Tampa Site is not included in the ATP Agreement. The Company will disclose this and exclude any further reference to the Tampa Site in future filings with the SEC. The Company will discuss its environmental liabilities related to the five sites as disclosed herein in its future filings with the Commission.

         (b) We acknowledge the Staff's comment regarding the disclosures required by SFAS 5, SOP 96-1 and SAB Topic 5:Y. In accordance with SFAS 5 paragraph 8 and SOP 96-1.108, the Company has accrued all environmental loss contingencies for which it is probable that liability has been incurred and the amount of loss is reasonably estimable. In addition, pursuant to SFAS 5 paragraph 10 and SOP 96-1.159, the Company has disclosed certain environmental loss contingencies for which accrual is not appropriate as it is not yet probable that the loss has been incurred and/or amount of loss is not reasonably estimable, but for which there is a reasonable possibility that loss or additional loss may be incurred. The Company has described the nature of such contingencies and the amount of possible losses where estimable. If an estimate cannot be made, the Company has disclosed the reasons why it cannot be made. The Company has also disclosed the existence of certain unasserted claims for which it is not probable that a liability has been incurred and the Company has no basis to determine whether assertion is probable or the amount of potential loss. The Company anticipates that its disclosure will be as set forth in the Company's response to Comment 3.

         (c) The significant components of the Company's accrued environmental expenses of $985,000 are as follows:

         REP Associates site cleanup estimate for the Port Salerno Site
         dated April 29, 1993                                                  $  727,000

         REP Associates site cleanup estimate for the Riviera Beach Site
         dated March 13, 1995                                                  $  356,000

         Less:  payment to FDEP escrow accounts                                $  (90,000)

         Less:  payment for environmental testing on the Riviera Beach Site
         pursuant to the Plan and Final Consent Judgment                       $   (8,000)
                                                                               ------------
                                                                               $  985,000

         As of February 28, 2005, the Company had accrued environmental expenses of $985,000 relating to the Port Salerno Site and Riviera Beach Site. Pursuant to the Company's Fourth Amended Plan of Reorganization, as modified by the Company's First Modification of Fourth

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Ms. Kate Tillan
October 7, 2005
Page 4

Amended Plan of Reorganization (the "Plan") effective August 30, 1993, and the Consent Final Judgment, entered in October 1993 (the "Consent Final Judgment") with the State of Florida Department of Environmental Protection ("FDEP"), the Company is required to assess and remediate the Port Salerno and Riviera Beach Sites, make monthly payments to escrow accounts for each site to fund the assessment and remediation of such site, take all reasonable steps to sell the Port Salerno and Riviera Beach Sites and, upon the sale of the properties, to apply the proceeds from the sales to fund such work. In 1993, prior to the entry of the Consent Final Judgment, the Company's environmental consultants estimated the costs of remediation to be approximately $727,000 for the Port Salerno Site and $356,000 for the Riviera Beach Site. This best estimate of cleanup costs by the Company's environmental consultants is based on the assumption that the Plan and Consent Final Judgment will be implemented with respect to environmental liabilities. The Company has not been involved with any recent assessment or remediation tasks and, therefore, it has no other basis to determine a reasonable estimate of the Company's environmental costs for these sites. To date, the Company has deposited an aggregate of $90,000 into escrow accounts for the sites pursuant to the Consent Final Judgment. The Company's financial statements in the Form 10-KSB reflect liabilities of $985,000 relating to the foregoing assessment and remediation obligations under the Plan and Consent Final Judgment.

         The amount currently accrued by the Company for these environmental liabilities significantly exceeds the Company's financial obligation under the ATP Agreement. Upon the effectiveness of the ATP Agreement, the Company will account for the agreement as described below.

         (d) The Company did not account for the ATP Agreement as a loss contingency in its financials included in the Form 10-KSB.

         It is the Company's position that USEPA's claims at the five sites subject to the ATP Agreement were discharged in the prior bankruptcy and that USEPA is bound by the terms of the remediation approved under the Amended Order of Confirmation in Bankruptcy. Though USEPA was notified of the bankruptcy, had knowledge of FDEP's claim and participation in the bankruptcy proceeding, and had incurred response costs to investigate the properties, USEPA did not file a claim in the bankruptcy. In addition, although USEPA verbally notified the Company of its informal determination of the Company's alleged share of liability at certain sites, it has not provided the Company with any detail or documentation to support its estimates. The Company disputes USEPA estimates of its alleged share of responsibility. As a result, the Company has not reserved any environmental expense for USEPA's claims. However, given the costs of litigating the issue, the Company believes that execution of the ATP Agreement is in the best interest of the Company. The Company has engaged in negotiations with USEPA in connection with the ATP Agreement over the last several years. The Company previously signed an agreement with USEPA in January 2004. Such agreement was never finalized and negotiations with USEPA continued thereafter. Although the Company believed there was a reasonable possibility that it may reach an agreement with USEPA, a final agreement was not yet probable. In accordance with SFAS 5, such agreement is discussed in Note 13, including the estimate of possible losses that the Company may incur pursuant to any such agreement with USEPA. The

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Ms. Kate Tillan
October 7, 2005
Page 5

Company recently signed the ATP Agreement in July 2005 which will become effective upon acceptance by USEPA and the Department of Justice and expiration of the required public comment period.

         The ATP Agreement requires the Company to pay to USEPA (a) the total sum of $75,000 during the first two years from the effective date of the ATP Agreement and (b) $10,000 per year or 5% of the Company's net income above $500,000 per year, whichever is greater, in years three to seven from the effective date of the ATP Agreement. For payment to USEPA to be more than $10,000 per year in years three to seven, the Company's net income would have to be greater than $700,000 per year. The Company's net income over the last ten years has exceeded $500,000 only once ($637,000 in fiscal year 2001). The Company's average net income for the last five and last ten fiscal years was $225,200 and $256,900, respectively. Therefore, the Company currently estimates that it will pay $10,000 per year for years three to seven under the ATP Agreement. Following the effective date of the ATP Agreement, the Company will reduce its accrued environmental costs to $125,000 until paid. The components of the $125,000 environmental liability under the ATP Agreement are summarized below:

         1st and 2nd year payout         $  75,000
         Years 3 to 7                    $  50,000
                                         ---------
         Total                           $ 125,000

If and when the ATP Agreement becomes effective, the Company will determine the proper accounting treatment for the reduction in accrued environmental costs.

3. Please also note that pursuant to 310(b)(2)(ii), you must provide disclosure of material contingencies in your interim financial statements notwithstanding the disclosure in your annual financial statements. Please comply in future filings and provide us with your intended disclosure.

         We acknowledge the Staff's comment. The Company intends to provide disclosure of its material contingencies in its interim financial statements in future filings as follows:

Contingencies - Environmental Compliance

         The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable.

         The Company is currently engaged in negotiations with the United States Environmental Protection Agency ("USEPA") to resolve the Company's alleged liability to USEPA under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. 9600 et seq. at the following five sites: (1) Solitron Microwave Superfund Site, Port Salerno, Florida (the "Port Salerno Site"); (2) Petroleum Products Corporation Superfund Site, Pembroke Park, Florida; (3) Casmalia Resources Superfund Site, Santa Barbara, California (the "Casmalia Site"); (4) Solitron Devices Site, Riviera Beach, Florida (the "Riviera Beach Site"); and (5) City Industries, Inc. Superfund Site, Orlando, Florida. USEPA contends that the

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Ms. Kate Tillan
October 7, 2005
Page 6

Company is liable for a share of past and future costs incurred by USEPA in connection with the investigation and remediation of the sites. At a meeting with USEPA on March 23, 2001, USEPA contended that the Company's alleged share of liability at four of the sites totals approximately $7.65 million, which USEPA broke down on a site by site basis as follows: Port Salerno Site - $3.8 million; Petroleum Products Corporation Superfund Site - $150,000; Casmalia Site
- $2.7 million; and Riviera Beach Site - $1.0 million. The Company does not agree with USEPA's estimates and USEPA has never provided any supporting detail to the Company to justify the estimates. USEPA previously indicated that the Company was a potentially responsible party ("PRP") at a sixth site in Tampa, Florida. However, USEPA recently notified the Company that it does not consider the Company to be a PRP at this site.

         In addition to the claims asserted by USEPA against the Company at the Casmalia Site, a claim has been asserted against the Company by a group of alleged potentially responsible parties ("PRP Group") formed at the site for all past and future cleanup expenses incurred or to be incurred by the PRP Group. The Company executed a Third Amendment to Tolling Agreement with USEPA and the PRP Group in May 2005, which provides for the tolling of applicable statutes of limitation through the earlier of: (i) November 16, 2006; (ii) sixty (60) days after the date USEPA issues any administrative order, initiates an administrative enforcement action, or files a lawsuit relating to the site against another party to the Tolling Agreement ("Party"); (iii) the date any third party files a legal action for investigation, remediation, or the recovery of costs relating to the site against any Party; or (iv) the date any Party gives written notification of termination of the Tolling Agreement to the other Parties. During the negotiations with USEPA on the ATP Agreement, the Company was advised by USEPA that the settlement with USEPA would most likely resolve any claim of the PRP Group against the Company. Preliminary communications with attorneys representing the PRP Group support USEPA's representations in this regard.

         The Company contends that USEPA's claims at the five sites were discharged in the Company's prior bankruptcy proceeding and that USEPA is bound by the terms of the remediation approved under the Amended Order of Confirmation in Bankruptcy. Though USEPA was notified of the bankruptcy, had knowledge of FDEP's (as defined below) claim and participation in the bankruptcy proceeding, and was aware that USEPA had incurred response costs to investigate the properties, USEPA did not file a claim in the bankruptcy. To avoid the cost and uncertainty of litigating the issue, however, the Company has negotiated a settlement with USEPA to settle any liability at all five sites based on an ability to pay determination. The terms and conditions of the Ability-To-Pay Multi-Site Settlement Agreement ("ATP Agreement") require the Company to pay to USEPA the total sum of $75,000 during the first two years from the effective date of the ATP Agreement, and $10,000 per year or 5% of the Company's net income above $500,000 per year, whichever is greater, in years three to seven from the effective date of the ATP Agreement. The Company's net earnings over the last ten years exceeded $500,000 only once ($637,000 in FY 2001). The average over the last five years was $225,200 ($256,900 over ten years). For payment to the USEPA to be above $10,000 per year, the Company's net income must exceed $700,000 per year. The ATP Agreement provides that, in consideration of the Company's obligations under the ATP Agreement, USEPA covenants not to sue or to take administrative action against the Company under CERCLA with

Ms. Kate Tillan
October 7, 2005
Page 7

regard to the five sites. The ATP Agreement was signed by the Company on July 28, 2005, and is now being circulated for signature by USEPA and the United States Department of Justice. The ATP Agreement will then become effective upon expiration of the required public comment period. The Company expects that it will incur approximately $5,000 in legal fees in connection with finalizing the ATP Agreement.

         The Company currently accrues $985,000 for environmental remediation expenses for the Port Salerno Site and Riviera Beach Site. Estimates of the Company's potential liability at these two sites is based on previous estimates provided by a consultant to the Company for the Port Salerno Site in 1993 ($727,000) and for the Riviera Beach Site in 1995 ($356,000), less payments made by the Company into cleanup escrow accounts for the two sites ($90,000) and less payments incurred by the Company for environmental testing at the Riviera Beach Site ($8,000). On October 21, 1993, a Consent Final Judgment was entered into between the Company and the Florida Department of Environmental Protection ("FDEP"), in the Circuit Court of the Nineteenth Judicial Circuit of Florida in and for Martin County Florida, in State of Florida Department of Environmental Protection v. Solitron Devices, Inc., Case No. 91-1232 CA. The Company's Fourth Amended Plan of Reorganization and the Consent Final Judgment, in part, obligated the Company to assess and remediate the Port Salerno and Riviera Beach Sites, make monthly payments to escrow accounts for each site until the sale of the sites to fund the assessment and remediation of the two sites, take all reasonable steps to sell the Port Salerno and Riviera Beach Sites and, upon the sale of the sites, apply the proceeds from the sales to fund such work.

         Prior to the sale of the Port Salerno and Riviera Beach Sites, USEPA took over from FDEP as the lead regulatory agency for the assessment and remediation of the two sites. USEPA then entered into an Administrative Order on Consent with a former property owner of the Riviera Beach Site, Honeywell, Inc., which obligated Honeywell to perform a remedial investigation/feasibility study at the Riviera Beach Site. The Company made payments to the Riviera Beach escrow account until the sale of the site in 1999. Upon the sale of the Riviera Beach Site, USEPA received the net proceeds of $419,000 plus an additional amount from the Riviera Beach escrow account to offset USEPA's costs of investigation, remediation and oversight of the remedial site activities at the Riviera Beach Site. By letter dated October 29, 1999, FDEP consented to such use of the Riviera Beach escrow account and advised the Company that Honeywell's performance of remedial action at the Riviera Beach site to complete the cleanup requirements of the Consent Final Judgment will be construed by FDEP as discharging the Company's obligations under the Consent Final Judgment. USEPA has advised the Company that Honeywell continues to perform work at the Riviera Beach site under the supervision of USEPA.

         The Company made payments to the Port Salerno escrow account until the sale of the Port Salerno Site in 2003. Upon the sale of the Port Salerno property, the net proceeds of sale were distributed to USEPA and Martin County Environmental Services Department for the benefit of FDEP ("Martin County"), as directed by USEPA and FDEP, to offset costs of investigation, remediation and oversight of the remedial site activities. At closing, FDEP executed a release of lien, including a release of the operation, force and effect of the Consent Final Judgment on the Port Salerno property sold to the buyer. FDEP also issued a Certificate of Compliance with Consent

Ms. Kate Tillan
October 7, 2005
Page 8

Final Judgment at closing that confirmed FDEP's consent to the sale and the distribution of the net proceeds to USEPA and Martin County. The current balance in the Port Salerno escrow account is approximately $58,000.

         Performance of the remediation task at the Port Salerno site by USEPA and at the Riviera Beach site by Honeywell will effectively discharge the Company's remaining obligations under the Consent Final Judgment, provided that the final remedy at each site meets the state cleanup requirements imposed by the Consent Final Judgment, as determined by FDEP. There remains a risk that FDEP will determine at some time in the future that the final remedy approved by USEPA and implemented at either, or both of, the Port Salerno and Riviera Beach Sites do not meet the state cleanup requirements imposed by the Consent Final Judgment. If such a determination is made by FDEP, there is a risk that FDEP will require the Company to implement additional remedial action at either, or both of, the Port Salerno and Riviera Beach Sites. The risk of such determination is deemed to be remote by the Company and the amount of loss that may result from such a remote event cannot be reasonably estimated at this time.

         On August 7, 2002, the Company received a Request for Information from the State of New York ("State") Department of Environmental Conservation ("NYDEC"), seeking information on whether the Company had disposed of certain wastes at the Clarkstown Landfill site located in the Town of Clarkstown, Rockland County, New York. By letter dated August 29, 2002, the Company responded to the Request for Information and advised NYDEC that the Company's former Tappan, New York facility closed in the mid-1980s, prior to the initiation of the Company's bankruptcy proceedings described above. The Company contends that, to the extent that NYDEC has a claim against the Company as a result of the Company's alleged disposal of wastes at the Clarkstown landfill prior to the closing of the Company's former Tappan facility in the mid-1980s, the claim was discharged in bankruptcy as a result of the Bankruptcy Court's August 1993 Order referenced above. The Company executed a revised Tolling Agreement with NYDEC in March 2005, which provides for the tolling of applicable statutes of limitation through the earlier of October 23, 2005, or the date NYDEC institutes a suit against Solitron, for any claims associated with the Clarkstown Landfill site. The revised Tolling Agreement also prohibits, generally, NYDEC from commencing an action against any Potential Defendant in connection with the site prior to September 23, 2005. It is not known at this time whether NYDEC will pursue a claim against the Company in connection with the Clarkstown Landfill site. As of the date of this filing, no claims have been made.

Ms. Kate Tillan
October 7, 2005
Page 9

Item 8A. Controls and Procedures, page 39

4. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified by the Securities and Exchange Commission rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

         The Company will comply with this requirement in future filings.

5. In future filings, please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in Item 308(c) of Regulation S-B.

         The Company will comply with this requirement in future filings.

Exhibit 31

6. We note that the certification filed as Exhibit 31 was not in the proper form. The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release No. 8238. Accordingly, please revise future filings to comply with Item 601(b)(31) of Regulation S-B.

         The Company will comply with this requirement in future filings.

Ms. Kate Tillan
October 7, 2005
Page 10

         As requested, this confirms on behalf of the Company that:

            o the Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

            o the Company understands that staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

            o the Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions regarding the above, please contact the undersigned at (954) 468-2446.

                                                     Sincerely,

                                                     /s/ Laurie L. Green

cc:      Solitron Devices, Inc.